                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                                (Amendment No. 6)

                             ----------------------

                            BI Incorporated (Issuer)
                            (Name of Subject Company)

                    KBII Acquisition Company, Inc. (Offeror)
                          KBII Holdings, Inc. (Offeror)
                        Kohlberg & Co., L.L.C. (Offeror)
                            (Names of Filing Persons)

                             ----------------------

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                    055467203
                      (CUSIP Number of Class of Securities)

                             ----------------------

                              Christopher Lacovara
                                111 Radio Circle
                           Mount Kisco, New York 10549
                                 (914) 241-7430
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 With Copies To:
                              Gregory K. Gale, Esq.
                                Hunton & Williams
                     600 Peachtree Street, N.E., Suite 4100
                           Atlanta, Georgia 30308-2216
                                 (404) 888-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation: *                   Amount of filing fee:
           $79,281,147                                  $15,857
--------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 1,641,018 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of August 10, 2000, by and among BI Incorporated (the "Company"), KBII Holdings, Inc. ("Parent") and KBII Acquisition Company, Inc. ("Offeror"), the Company represented to Parent and Offeror that, as of such date, it had 7,968,818 shares of common stock and options to purchase 1,641,018 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by Offeror.
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[X]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
       and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  $15,857
       Form or Registration No.:  Schedule TO
       Filing Party: KBII Acquisition Company, Inc. (Offeror), KBII Holdings, Inc. (Offeror) and Kohlberg & Co., L.L.C. (Offeror)
       Date Filed: August 18, 2000, August 23, 2000, September 11, 2000, September 18, 2000, September 19, 2000 and September 28, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party offer subject to rule 14d-1.

[ ]    issuer tender offer subject to Rule 13e-4.

[X]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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         This Amendment No. 6 amends and  supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 18, 2000, amended on August 23, 2000, September 11, 2000, September 18, 2000, September 19, 2000 and September 28, 2000 (as amended, the "Schedule TO"), by KBII Holdings, Inc., a Delaware corporation ("Parent"), KBII Acquisition Company, Inc., a Colorado corporation and a direct wholly owned subsidiary of Parent ("Offeror"), and Kohlberg & Co., L.L.C. ("Kohlberg"). The Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, no par value per share (the "Shares"), of BI Incorporated, a Colorado corporation (the "Company"), including the associated common stock purchase rights, at a purchase price of $8.25 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (as amended, the "Offer to Purchase"), the related Letter of Transmittal and the Supplement to Offer to Purchase dated September 19, 2000, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(J) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 9, 11 and 13.

         Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by incorporating by reference therein the press release issued by the Bidders on October 4, 2000, a copy of which is filed herewith as Exhibit
(a)(1)(K) to the Schedule TO.

ITEM 12.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

         (a)(1)(K) Press Release issued by the Bidders on October 4, 2000 (filed herewith).
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 4, 2000          KBII ACQUISITION COMPANY, INC.

                                 By: /s/ James A. Kohlberg
                                     ------------------------
                                     Name:  James A. Kohlberg
                                     Title: President


                                 KBII HOLDINGS, INC.

                                 By: /s/ James A. Kohlberg
                                     ------------------------
                                     Name:  James A. Kohlberg
                                     Title: President


                                 KOHLBERG & CO., L.L.C.

                                 By: /s/ James A. Kohlberg
                                     ------------------------
                                     Name:  James A. Kohlberg
                                     Title: Principal
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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.           Description
-----------           -----------

(a)(1)(K)             Press Release issued by the Bidders on October 4, 2000
                      (filed herewith).